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                              August 17, 2023

       Oguz Alper   ktem
       Chief Executive Officer
       Marti Technologies, Inc.
       Buyukdere Cd. No:237
       Maslak, 34485
       Sariyer/Istanbul, T  rkiye

                                                        Re: Marti Technologies,
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed July 31, 2023
                                                            File No. 333-273543

       Dear Oguz Alper   ktem:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed July 31, 2023

       Cover Page

   1. Please revise your disclosure here and throughout the prospectus to disclose the price that each selling
securityholder paid for the ordinary shares and warrants (both Public
                                                        Warrants and Private
Placement Warrants, respectively) being registered for resale as outlined on the
prospectus cover page. Highlight any differences in the current trading price, the prices that
the Sponsor, private placement investors and other selling
                                                        securityholders
acquired their ordinary shares and warrants, and the price that the public securityholders
acquired their ordinary shares and warrants. Disclose that while the
                                                        Sponsor, private
placement investors and other selling securityholders may experience a positive rate of return
based on the current trading price, the public securityholders may
 Oguz Alper   ktem
Marti Technologies, Inc.
August 17, 2023
Page 2
         not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
2. We note your disclosure here and in the Use of Proceeds section discussing the likelihood that warrant holders will not exercise their warrants if the warrants are out of the money.
         Provide similar disclosure in the prospectus summary, risk factors and MD&A sections and disclose that cash proceeds associated with the exercise of the warrants are dependent on stock price. As applicable, please describe the impact on your liquidity and update your discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand should warrant holders not exercise their warrants.
         We note your disclosure on page 86 regarding existing cash flows, cash used by operating activities and cash provided by financing activities. If you are likely to have to seek additional capital, discuss the effects of this offering on the company's ability to raise additional capital.
3. We note your disclosure that you will receive proceeds from the exercise of the Public
         Warrants and Private Placement Warrants for cash, but not from the sale of ordinary shares issuable upon such exercise. Please disclose here and in the Prospectus Summary and Use of Proceeds sections as well as in your discussion of liquidity and capital resources the aggregate proceeds you may receive assuming the exercise of all warrants by securityholders.
4. Please revise your disclosure where appropriate to disclose the amount of shares being registered as a percentage of your total public float. Additionally, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your ordinary shares.
Risk Factors, page 14

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading
FirstName LastNameOguz Alper   ktem
       price is significantly below the SPAC IPO price, the private investors have an incentive to
Comapany    NameMarti
       sell because  theyTechnologies,
                          will still profitInc.
                                            on sales because of the lower price
that they purchased
       their shares than
August 17, 2023 Page 2   the public   investors.
FirstName LastName
 Oguz Alper   ktem
FirstName LastNameOguz
Marti Technologies, Inc. Alper   ktem
Comapany
August 17, NameMarti
           2023        Technologies, Inc.
August
Page 3 17, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Scott Westhoff